

March 12, 2010

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

> **Re:** **Xtreme Oil & Gas, Inc.**
> **Form 10**
> **File No. 0-53892**
> **Filed February 12, 2010**

Dear Mr. McAndrew:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 10 registration statement will become automatically effective 60 days from the date that you initially filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes to each numbered comment from this letter. Similarly, to the

extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

3.   We note your references to prior Form 10-SB. Please revise your disclosure to correct the references insofar as you are filing on Form 10.

4.   With your next filing, provide current and updated disclosure. For example, provide all the required information regarding the new CFO you referenced in a February 23 press release. Similarly, ensure that you disclose whether Small Cap Strategies has changed its name and that you provide accurate disclosure with regard to your ownership interest in SCS and the other entities you discuss.

Cautionary Note Regarding Forward-looking Statements, page 2

5.   Eliminate the references to the Private Securities Litigation Reform Act of 1995 and any suggestion that your statements would constitute "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Sections 21E(a)(1) and 21E(b)(1)(C) in particular and Securities Act Section 27A in general and Section 27A(a)(1) and 27A(b)(1)(C) in particular.

Description of Business and Property, page 5

6.   We note your statement that you reincorporated through a merger in Nevada. Provide sufficient detail here or in the related disclosure at page 39 to explain the legal effect of the "ratification" of actions that initially took place without sufficient stockholder approval, including whether there exist any potential liabilities as a result.

Market for Oil and Gas Production, page 8

7.   Provide updated disclosure which identifies any 10% principal customers in 2009 and the percentage of sales each accounted for, or explain why you do not believe this information is material.

Risk Factors, page 11

8.   Revise this section generally to provide a concise discussion of the risks that potentially impact you and make the following improvements in particular:

• Eliminate generic risks which apply to all public companies, such as "The requirements of complying with the Securities Exchange Act," instead tailoring each risk to your business in particular;
• Eliminate text which mitigates the risk you present, such as references to your employment contracts with key employees and your key man insurance policies;

- Eliminate suggestions that there is "no assurance that" something will occur, instead focusing on the potential risks directly; and
- Ensure that your risk factors are tailored to the filing, eliminating references for example to "purchasers of common stock offered hereby."

9. Enhance your caption and discussion under "We will require additional capital" at page 13 to make clear that you do not have sufficient funds for the coming 12 months, as you indicate at page 27 in your Liquidity discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

10. We note your disclosure regarding revenues received from contract drilling and the sale of interests in your current property, including your discussion in the Liquidity section that you do not anticipate future revenues to be generated in the future from these sources. Ensure that you discuss in the Overview section or another appropriate place all known trends in necessary detail.

Liquidity and Capital, page 27

11. Please revise to provide a discussion of your investing and financing cash flows for the fiscal years presented, including any non-cash transactions as reported on your statement of cash flows. Refer to Regulation S-K Item 303(a).

Stock Based Compensation, page 32

12. Disclose your policy for valuing share-based payments to non-employees for property and services, and how that value is determined.

Directors and Executive Officers, page 37

13. Provide additional detail in your sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. McAndrew, it is unclear whether his experience from March through December 2006 was as a consultant and if so, whether he continues as a consultant today. If so, disclose the percentage of his professional time that he devotes to your business. Also, provide months and years for each position held to eliminate any gaps in Mr. DeVito's sketch.

Executive Compensation, page 38

14. Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Summary Compensation Table, in the format Item 402 requires.

15. We note that you obtained a majority interest in Small Cap Strategies, Inc. on July 24, 2008 and that Small Cap Strategies, Inc. "agreed to assume the liability for unpaid salaries and fees due to the employees and independent contractors providing services to [Xtreme] and pay these liabilities with 4,000,000 shares of common stock to be registered with an S-8 after the company files to withdraw its election to be regulated as a BDC." See Small Cap Strategies, Inc. 10-Q for the quarter ended September 30, 2008 and Form S-8 filed December 12, 2008. Please revise your executive compensation disclosure to discuss any shares of common stock paid to your named executive officers and directors through Small Cap Strategies, Inc.

Certain Relationships and Related Transactions, page 39

16. Revise to explain further the suggestion that holders are contractually obligated to return the shares and to provide updated shareholdings.

Consolidated Statements of Operations, page 52

17. We note that you have characterized the gain from asset sales as revenue in your consolidated statements of operations. However, since you have disclosed on page 6 of your filing that your intention is to acquire properties for the long term and produce oil from your properties, the sales of your properties are not activities that constitute your ongoing major or central operations and therefore, should not be characterized as revenue. Please revise accordingly.

18. Please tell us how you calculated the gain on the sale of your oil properties and working interest in oil properties. For each property or working interest sold in fiscal years 2007, 2008 and 2009, tell us the gross proceeds you received, the unamortized cost of the property apportioned to the interest sold, and the net gain from the sale of the property or working interests.

19. Revise to provide a separate caption for the revenue and related costs of your contract drilling operations, as applicable.

Notes to Consolidated Financial Statements

Note 6 – Acquisitions, page 63

20. Describe the nature of the related party relationship involved in your purchase of I.R.A. Oil and Gas, LLC. Refer to SFAS 57, paragraph 2.

Note 11 – Non-Cash Items, page 66

21. We note your disclosure here and on page 61 which states that you valued the properties acquired for stock consideration based on independent appraisals. Please clarify how you determined that the fair value of your interest in the properties

received (asset received) is more clearly evident than the fair value of your common stock (asset surrendered). We refer you to ASC Topic 505-50-30-6. Please provide us the independent appraisal report which supports the $3.6 million value that you ascribed to the 55.45% working interest in the West Thrifty Unit that you acquired on January 18, 20008.

Notes to Consolidated Financial Statements

Note 3 – Properties, page 74

22. Your disclosure states that you capitalized certain drilling and development cost incurred on the Lionheart project in the nine-months ended September 30, 2009. Please tell us the specific nature of the drilling and development work that you performed on this project in 2009. Explain whether the 'net purchases' of approximately $1 million for the Lionheart project reflect the costs capitalized from drilling and development or whether you purchased additional property in connection with this project. In addition, please explain whether you paid for the drilling and development costs that you capitalized with cash or stock.

Note 4 – Stockholders' Equity, page 74

23. We note you have issued shares as a bonus for making an investment. Based on disclosures in your statement of cash flows and on page 43 of your filing, it appears the value of these shares was charged to expense as consulting services. Generally, cash received in exchange for the issuance of shares is a capital transaction with no gain or loss recognized. Please tell us how you determined that your accounting treatment for the bonus shares issued is appropriate.

Note 5 – Subsequent Events, page 75

24. Tell us the facts and circumstances regarding the South Kensington settlement agreement that allowed you to conclude an accrual for a loss was not required as of September 30, 2009.

Engineering Comments

Description of Business and Property, page 5

West Thrifty Unit/Quita Field, page 6

25. Please expand your property description to disclose the: the proved reserves and proved developed reserves you have attributed to each field; discovery date of each field; the degree of depletion for each field, i.e. cumulative production divided by the sum of cumulative production and proved reserves.

26. Please amend your document to disclose the person(s) responsible for the estimation of your proved reserves and furnish to us the petroleum engineering report(s) that are the basis for your proved reserves disclosure. Please direct these engineering items to:

    U.S. Securities & Exchange Commission
    100 F Street, N.E.
    Washington, DC 20549-4628
    Attn: Ronald M. Winfrey

27. We note your statement, "We performed some development work in the Quita field in 2008, had some success, but believe that that development plan did not maximize the prospect's potential." Please expand this to explain the nature of the 2008 development work you performed in the Quita field as well as the reasons that you consider such work did not maximize the prospect's potential.

28. We note your statement, "We plan to conduct water flooding at a significant capital investment in these new operations,…", the "going concern" issue presented in Note 3 to your financial statements and the estimated $5 million in future development costs disclosed in your standardized measure on page 69. Please expand your disclosure to explain the methods you will employ to obtain the financing for development of your claimed proved undeveloped reserves. Be advised that, without reasonable certainty of development including the necessary financing, such undeveloped volumes do not meet the criteria for proved reserves.

Oil Creek, page 7

29. Please expand your property description to disclose the location of the Oil Creek and Lionheart properties.

Lionheart, page 7

30. We note your statement, "In the summer of 2009, we began drilling on the prospect and in January 2010 began modes(sic) production on the prospect with plans to increase this production in late February 2010." Please amend your document to explain the details of the procedures you will employ to increase Lionheart production.

Oil and Natural Gas Properties, page 7

31. Please expand the disclosure required by SEC Industry Guide 2 to add your activities for 2009.

32. We note that the 2008 total oil revenue here is $526.6 thousand while the figure for the same period on page 52 of your financial statements is $415 thousand. Please amend your document to reconcile this inconsistency.

Table 4 – Drilling activity

33. We note that the lack of drilling activity presented in this table is inconsistent with your statement "We drilled and completed this [Oil Creek] well under contract with a third party." Please resolve this by amending your document if it is appropriate.

Risk Factors, page 11

Our actual production, revenues and expenditures related to our oil and gas prospects are likely to differ from our estimates of hydrocarbons. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences may be material., page 16

34. Please expand your statement "Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves." to include the portion of your disclosed proved reserves that is undeveloped.

Notes to Consolidated Financial Statements, page 55

Results of Operations from Oil and Gas Producing Activities, page 68

35. It appears that the line items in this table are not exclusively related to the net production of oil and gas from your properties as specified in FAS 69, paragraphs 24-29. Please amend your document to comply with FAS 69.

Standardized Measure of Discounted Future Net Cash Flows, page 69

36. Paragraph 11 of FAS 69 requires "appropriate explanation of significant changes" to disclosed proved reserves over the financial year. Please amend your document to explain the details for the changes presented by the line items "Revision of previous estimates" and "Purchase of reserves in place".

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 regarding the engineering comments. Please contact Doug Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Forrester
        (972) 480-8406